EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING
OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol” or the “Company”) invites the Shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting (the “Meeting”) to be held on June 17, 2022, starting at 8:00 a.m., at Ecopetrol´s main building located at Carrera 13 No. 36 - 24 in Bogotá

The agenda for the Meeting will be:
1.	Safety guidelines
2.	Quorum Verification
3.	Opening of the General Shareholders’ Meeting by the Chief Executive Officer of Ecopetrol S.A.
4.	Approval of the Agenda
5.	Appointment of the President of the Meeting
6.	Appointment of the committee responsible for scrutinizing elections and polling
7.	Appointment of the committee responsible for reviewing and approving the Meeting minutes
8.	Update the dividend payment term to the majority shareholder of the company approved by the General Assembly of Shareholders held in March 2022
9.	Modification of the destination of a portion of the occasional reserve of the Company, previously approved at the Annual General Shareholders’ Meeting of the Company held in March 2022 to distribute it
10.	Distribution of a portion of the occasional reserve as dividends

The Meeting will be broadcasted live via streaming on Ecopetrol’s website.

The Shareholders may consult the supporting information of the agenda on Ecopetrol’s website and shareholders who cannot attend the Meeting in person may be represented vía proxy (a.k.a. power-of-attorney) duly granted in writing to a trusted proxy, who must meet the requirements established in Article 184 of the Colombian Commercial Code. Proxy form templates can be downloaded on Ecopetrol’s website.

Except in cases of legal representation, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the Company, nor substitute the powers conferred thereon.

For the legal representation of the shareholders, compliance will be given to the provisions of the Basic Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers.

FELIPE BAYÓN PARDO

Chief Executive Officer

Recommendations

•	In case you are representing other shares, have the respective proxy form and any respective additional documents handy.
•	To avoid overcrowding, guarantee the adequate participation of all shareholders, the doors of Ecopetrol’s Main Building and registration points will open as of 7 a.m.
•	Only one Companion will be allowed for those shareholders requiring special attention.
•	The admission or distribution of advertising elements and any other material that may affect the normal course of the Assembly is prohibited.
•	If you have symptoms associated with COVID-19 please do not attend the Meeting. We suggest wearing a mask (over nose and mouth), maintain physical distancing of at least 1 meter and wash hands frequently.
•	Kit or refreshments will not be provided.